UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission file number 001-31486

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Webster Bank Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Webster Financial Corporation
145 Bank Street (Webster Plaza)
Waterbury, CT 06702
Telephone (203) 578-2202

WEBSTER BANK RETIREMENT SAVINGS PLAN
AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

*
Other schedules required by Section 2520.103.10 of the Department of Labor Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they were not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Webster Bank Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of Webster Bank Retirement Savings Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Webster Bank Retirement Savings Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Boston, Massachusetts
June 27, 2013

WEBSTER BANK RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011
Assets:
Investments, at fair value:
Registered investment companies	$201,143,090	$166,956,207
Common collective trust fund	26,211,124	26,894,219
Webster Financial Corporation common stock	29,297,329	29,999,161
Cash and cash equivalents	299,433	272,798
Total investments	256,950,976	224,122,385
Receivables:
Employer contributions	869,739	807,811
Participant contributions	702,173	594,580
Notes receivable from participants	5,396,662	5,253,730
Other	—	40,226
Total receivables	6,968,574	6,696,347
Net assets reflecting investments at fair value	263,919,550	230,818,732
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(710,838)	(653,440)
Net assets available for benefits	$263,208,712	$230,165,292
See accompanying Notes to Financial Statements.

WEBSTER BANK RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2012	2011
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$19,317,317	$(9,211,977)
Interest	6,680	6,404
Dividends	7,103,873	5,574,672
Total gain (loss) on investments	26,427,870	(3,630,901)

Interest income on notes receivable from participants	238,518	237,593

Contributions:
Participant	14,354,749	12,984,465
Employer	10,542,066	11,065,541
Rollover	836,040	1,110,918
Total contributions	25,732,855	25,160,924

Total additions	52,399,243	21,767,616

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	19,306,093	21,230,687
Administrative expenses	49,730	44,054
Total deductions	19,355,823	21,274,741

Net increase in net assets available for benefits	33,043,420	492,875

Net assets available for benefits
Beginning of year	230,165,292	229,672,417
End of year	$263,208,712	$230,165,292
See accompanying Notes to Financial Statements.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL SATEMENTS
December 31, 2012 and 2011

1. DESCRIPTION OF THE PLAN
The following description of the Webster Bank Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the full Plan agreement for a more complete description of the Plan's provisions.
General
The Plan is a qualified profit sharing and deferred compensation plan under Section 401(a) of the Internal Revenue Code of 1986 (the “Code”). The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan was initially adopted as a qualified profit sharing plan effective as of October 1, 1984 and has been amended since this date. The Plan is sponsored and administered by Webster Bank, National Association (the “Bank”), a subsidiary of Webster Financial Corporation (“Webster” or the “Company”). Fidelity Management Trust Company is the trustee and Fidelity Workplace Services is the record-keeper as defined by the Plan. The Plan covers all eligible employees who are employed by the Bank and its subsidiaries and certain subsidiaries of Webster, who are members of the controlled group. A participant's election to make pre-tax contributions to the Plan is completely voluntary. To be eligible to make pre-tax contributions to the Plan, an employee must have attained age 21. To be eligible to receive employer contributions under the Plan an employee must have attained age 21 and completed one year of eligible service.
Contributions
Effective March 1, 2009, Webster matched 100% of a participant's pre-tax contributions to the extent the pre-tax contributions do not exceed 5% of an employee's annual eligible compensation, which were limited to $17,000 during 2012 and $16,500 in 2011. If a participant fails to make a pre-tax contribution election within 30 days of his or her date of hire, automatic pre-tax contributions will commence 30 days after his or her date of hire at a rate equal to 3% of compensation. However, employees age 35 or over on January 1, 2008 who were participants in the Webster Bank Pension Plan prior to the plan being frozen also receive special transition credits ranging from 1% to 6% of compensation.
Effective February 1, 2012, Webster matches 100% of the first 2% of a participant's pre-tax contributions and 50% of a participant's pre-tax contributions greater than 2% but not to exceed 8% of eligible compensation. Webster continues to contribute the special transition credits outlined above.
Participant Accounts
Plan participants have the ability to direct and allocate their account balances among the investment options available under the Plan that includes Webster common stock. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings or losses, including an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are vested immediately in their contribution account, rollover account and qualified non-elective contribution account. In general, the vesting of matching contributions is based on years of service. The employer's contributions and earnings or losses on employer contributions made to a participant's account are vested 100% after two years of service.
Participant Loans
Employees have the ability to borrow up to 50% of their vested account balance, up to $50,000. Interest on the loan is paid by Plan participants to their account at prevailing interest rates (prime + 1%) through payroll deductions. Loans must generally be repaid within five years through payroll deductions. In the event of a default, the outstanding loan balance is considered a distribution to the participant borrower.
Payment of Benefits
If the value of a participant's vested account is not greater than $1,000 (including his or her rollover contributions account), vested interests will be paid automatically in connection with termination of employment in a single lump sum payment either to the participant, the participant's beneficiary or as a direct rollover to an IRA or another plan. If the value of a participant's vested account is greater than $1,000 (including his or her rollover contributions account), vested interests will be paid to the participant at his or her option either as a lump sum or in installments over a period of time that does not exceed the participant's life expectancy

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL SATEMENTS
December 31, 2012 and 2011

or the joint life expectancy of the participant and his or her designated beneficiary, and the participant may defer payment until his or her required beginning date. Vested interests greater than $200 may also be paid in a direct rollover to an IRA or another plan. Under the Plan, a participant's “normal retirement date” is the date age 65 is attained, and a participant's “required beginning date” is April 1 of the calendar year following the calendar year in which he or she reaches age 70-1/2 or retires, whichever is later.
In the event of a participant's total and permanent disability, a participant may choose to receive his or her vested account balance as if normal retirement had occurred. All benefit payments to participants are recorded when distributed in accordance with ERISA requirements.
Forfeited Accounts
During the years ended December 31, 2012 and 2011, employer contributions were reduced by $230,499 and $128,404, respectively, from forfeited non-vested accounts. At December 31, 2012 and 2011 the remaining forfeited non-vested accounts totaled $24,139 and $5,747, respectively. These accounts will be used to reduce future employer contributions.
2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.
The Plan invests in common collective trust funds which invest in fully benefit-responsive investment contracts. These funds are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statement of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of investments are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
All of the expenses of maintaining the Plan are paid by the Bank, except for fees paid directly by the Plan pursuant to the Plan agreement. These fees are reflected as administrative expenses in the Statements of Changes in Net Assets Available for Benefits.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL SATEMENTS
December 31, 2012 and 2011

New Accounting Pronouncements
In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820) - Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs.” In May 2011, the FASB issued ASU No. 2011-04 which will supersede most of the accounting guidance currently found in Topic 820 of FASB's ASC. The amendments will improve comparability of fair value measurements presented and disclosed in financial statements prepared with GAAP and International Financial Reporting Standards. The amendments also clarify the application of existing fair value measurement requirements. These amendments include (1) the application of the highest and best use and valuation premise concepts, (2) measuring the fair value of an instrument classified in a reporting entity's shareholders' equity and (3) disclosing quantitative information about the unobservable inputs used within the Level 3 hierarchy. The amendments are effective prospectively for reporting periods beginning after December 15, 2011. The amendments did not have any impact on the Plan's net assets available for benefits or its change in net assets available for benefits.
3. INVESTMENTS
The following table presents investments that represent 5 percent or more of the Plan’s net assets available for benefits:

	December 31,
	2012	2011
Registered investment companies:
PIMCO Total Return Fund - Institutional Class	$26,334,866	$21,230,512
American Funds Growth Fund of America Class R4	17,193,396	15,121,168
Fidelity Growth Company Fund - Class K	16,754,565	13,189,756
Fidelity Mid Cap Stock Fund	14,453,114	13,243,900
Fidelity Diversified International Fund - Class K	13,380,341	(a)
Common collective trust fund:
Fidelity Managed Income Portfolio II Class 1 (at contract value)*	25,500,286	26,240,779
Common stock:
Webster Financial Corporation	29,297,329	29,999,161
* The fair value of the Plan's investment in the Fidelity Managed Income Portfolio II Class 1 was $26,211,124 and $26,894,219 at December 31, 2012 and December 2011, respectively.
 (a) Investment is less than 5%
 A summary of net appreciation (depreciation) in the fair value of the Plan’s net investments (including gains and losses on investments bought and sold within the plan year, as well as held during the year) by investment type is as follows:

	For the years ended December 31,
	2012	2011
Registered investment companies	$18,841,910	$(10,554,825)
Webster Financial Corporation common stock	475,407	1,342,848
	$19,317,317	$(9,211,977)

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL SATEMENTS
December 31, 2012 and 2011

4. FAIR VALUE MEASUREMENTS
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined using quoted market prices. However, in many instances, there are no quoted market prices available. In such instances, fair values are determined using various valuation techniques. Various assumptions and observable inputs must be relied upon in applying these techniques. Accordingly, the fair value estimates may not be realized in an immediate transfer of the respective asset or liability.
Fair Value Hierarchy - The three levels within the fair value hierarchy are as follows:

•	Level 1: Valuation is based upon unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•
Level 2: Fair value is calculated using inputs other than quoted market prices that are directly or indirectly observable for the asset or liability. The valuation may rely on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit ratings, etc.) or inputs that are derived principally or corroborated by market data by correlation or other means.

•
Level 3: Inputs for determining the fair value of the respective assets or liabilities are not observable. Level 3 valuations are reliant upon pricing models and techniques that require significant management judgment or estimation.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
A description of the valuation methodologies used by the Company is presented below:
Registered investment companies
The Plan uses quoted market prices of identical assets on active exchanges, or Level 1 measurement.
Common collective trust fund
The investments currently reside in the Fidelity Managed Income Portfolio II Fund. The Plan's interests in the trust are valued based on the net asset values (NAV) reported by the trustee of the funds. Fair values for the underlying assets of the Fidelity Managed Income Portfolio II Fund were based on the market approach using quoted prices in active markets or observable inputs used to value certain securities and contracts, or Level 2 measurements.
The investments valued at NAV as a practical expedient for fair value have no restrictions on redemptions and there were no unfunded commitments at December 31, 2012 and 2011 and no plans to sell investments at December 31, 2012 and 2011 other than normal participant redemptions at the stated NAV. The common collective trust fund is designed to deliver safety and stability by preserving principal and accumulated earnings.
Webster Financial Corporation common stock
Webster Financial Corporation common stock is stated at fair value as quoted on an active exchange, or Level 1 measurement.
Cash and cash equivalents
Cash and cash equivalents are recorded at cost, plus accrued interest, or Level 1 measurements.
Notes receivable from participants
The unpaid principal balance plus any accrued but unpaid interest is an estimate of fair value for notes receivable from participants, as these are fully collateralized by the assets held within each participant account and each carry a variable rate of interest (Prime +1%), which is deemed an observable market input. Notes receivable from participants are classified within Level 2 of the fair value hierarchy.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL SATEMENTS
December 31, 2012 and 2011

participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2012 and 2011:

	December 31, 2012
	Total	Level 1	Level 2	Level 3
Registered investment companies
Mutual funds - large cap equity	$99,055,279	$99,055,279	$—	$—
Mutual funds - mid cap equity	15,809,030	15,809,030	—	—
Mutual funds - small cap equity	11,217,591	11,217,591	—	—
Mutual funds - fixed income	29,500,808	29,500,808	—	—
Target retirement funds	41,119,187	41,119,187	—	—
Money market funds	4,441,195	4,441,195	—	—
Common collective trust fund	26,211,124	—	26,211,124	—
Webster Financial Corp. Common Stock	29,297,329	29,297,329	—	—
Cash and Cash Equivalents	299,433	299,433	—	—
Total	$256,950,976	$230,739,852	$26,211,124	$—

	December 31, 2011
	Total	Level 1	Level 2	Level 3
Registered investment companies
Mutual funds - large cap equity	$82,593,100	$82,593,100	$—	$—
Mutual funds - mid cap equity	14,370,122	14,370,122	—	—
Mutual funds - small cap equity	10,879,074	10,879,074	—	—
Mutual funds - fixed income	22,897,172	22,897,172	—	—
Target retirement funds	32,380,458	32,380,458	—	—
Money market funds	3,836,281	3,836,281	—	—
Common collective trust fund	26,894,219	—	26,894,219	—
Webster Financial Corp. Common Stock	29,999,161	29,999,161	—	—
Cash and Cash Equivalents	272,798	272,798	—	—
Total	$224,122,385	$197,228,166	$26,894,219	$—
5. RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of registered investment companies (mutual funds) managed by Fidelity Workplace Services, an affiliate of Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan. Accordingly, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $49,730 and $44,054 for the years ended December 31, 2012 and 2011, respectively.
At December 31, 2012 and 2011, the Plan held 1,425,661 shares and 1,471,268 shares of Webster Financial Corporation common stock, respectively, with fair value of $29,297,329 and $29,999,161, respectively. During the years ended December 31, 2012 and 2011, the Plan recorded dividend income from Webster Financial Corporation common stock of $441,436 and $211,266 respectively.
6. PLAN TERMINATION
Although the Bank has not expressed any intent to terminate the Plan, it has the right to do so at any time. The rights of all employees to benefits accrued under the Plan as of the date of such termination or discontinuation of contributions will be fully vested and nonforfeitable. After providing for the expenses of the Plan, the remaining assets of the Plan will be allocated by the Office of the Chairman, which is appointed by Webster Bank's Board of Directors.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL SATEMENTS
December 31, 2012 and 2011

7. TAX STATUS
The Plan has received a favorable tax determination letter from the Internal Revenue Service dated September 13, 2002 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended (and/or restated). Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.
8. RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011 to Form 5500:

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$263,208,712	$230,165,292
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	710,838	653,440
Net assets available for benefits per Form 5500	$263,919,550	$230,818,732
The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the years ended December 31, 2012 and 2011 to Form 5500:

	Years ended December 31,
	2012	2011
Net increase in net assets available for benefits per the financial statements	$33,043,420	$492,875
Net adjustment from contract value to fair value for fully benefit-responsive investment contracts	57,398	439,022
Net increase in net assets available for benefits per Form 5500	$33,100,818	$931,897

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL SATEMENTS
December 31, 2012 and 2011

10. AMENDMENTS
The Webster Bank Retirement Savings Plan was amended during the 2012 and 2011 plan years. The following information is meant to provide only a brief description of the amendments to the Plan during the 2012 and 2011 plan years. The Plan agreement should be referenced for complete information.
The Board of Directors of Webster Bank adopted an amendment of the Plan effective January 1, 2012. This amendment includes changes to the uniform percentage of the participants' compensation to be contributed to the Plan as deferral contributions equal 3%. Participants who were automatically enrolled in the Plan will receive the initial deferral contribution percentage of 3% but will no longer have the automatic enrollment increase of 1% per year up to 6% total deferral contribution percentage. Effective February 1, 2012, matching contributions for eligible participants' will equal 100% of a participant's pre-tax contribution to the extent the pre-tax contribution does not exceed 2% of compensation and 50% of a participant's pre-tax contribution to the extent the pre-tax contribution is greater than 2% but does not exceed 8% of compensation.

WEBSTER BANK
RETIREMENT SAVINGS PLAN
EIN 06-0273620 PLAN NUMBER 003
Schedule H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2012

Identity of Issue or Borrower	Description of investment including maturity date and rate of interest		Current Value
Registered investment companies
PIMCO Total Return Fund-Institutional Class	2,342,960	shares	$26,334,866
American Funds Growth Fund of America Class R4	503,762	shares	17,193,396
Fidelity Growth Company Fund - Class K *	179,616	shares	16,754,565
Fidelity Mid-Cap Stock Fund *	491,937	shares	14,453,114
Fidelity Diversified International Fund - Class K *	447,653	shares	13,380,341
Fidelity Balanced Fund *	613,310	shares	12,376,603
American Funds Washington Mutual Investors Fund Class R4	320,259	shares	9,960,060
Fidelity Small Cap Stock Fund *	539,781	shares	9,764,641
Vanguard Target Retirement 2020 Fund Investor Shares	341,083	shares	8,128,014
Fidelity Equity-Income Fund - Class K *	167,407	shares	7,874,803
Spartan Total Market Index Fund - Institutional share*	176,179	shares	7,262,091
American Funds Capital World Growth and Income Fund Class R4	187,322	shares	6,953,392
Vanguard Target Retirement 2030 Fund Investor Shares	275,918	shares	6,450,966
Vanguard Target Retirement 2025 Fund Investor Shares	430,071	shares	5,844,659
Fidelity US Treasury MM *	4,441,154	shares	4,441,154
Davis NY Venture A	124,297	shares	4,323,043
Vanguard Target Retirement 2015 Fund Investor Shares	311,945	shares	4,173,824
Vanguard Target Retirement 2040 Fund Investor Shares	173,325	shares	4,017,677
Vanguard Target Retirement 2035 Fund Investor Shares	259,805	shares	3,660,654
Templeton Global Bond Fund Advisor Class	231,155	shares	3,083,611
Vanguard Target Retirement 2050 Fund Investor Shares	117,283	shares	2,708,067
Vanguard Target Retirement 2010 Fund Investor Shares	94,824	shares	2,288,095
Dodge & Cox International Fund	64,441	shares	2,232,242
Vanguard Target Retirement 2045 Fund Investor Shares	148,045	shares	2,154,061
Vanguard Target Retirement Income Fund Investor Shares	121,471	shares	1,480,734
Royce Pennsylvania Mutual Investment Fund	126,463	shares	1,452,950
Perkins Mid Cap Value CL T	63,539	shares	1,355,916
Spartan International Index Fund - Fidelity Advantage Class*	21,725	shares	744,743
Vanguard Target Retirement 2055 Fund Investor Shares	8,539	shares	211,760
Vanguard Total Bond Market Index Fund Signal Shares	7,424	shares	82,331
Vanguard Target Retirement 2060 Fund Investor Shares	31	shares	676
Fidelity Money Market Trust Retirement Money Market Portfolio *	41	shares	41
Total registered investment companies			201,143,090

Common collective trust fund
Fidelity Managed Income Portfolio II Class 1*	25,500,286	units	26,211,124

Common stock
Webster Financial Corporation *	1,425,661	shares	29,297,329

Cash and cash equivalents
Fidelity Brokerage Link *	—		299,433

Notes receivable from participants
Notes receivable from participants	Varying maturity dates with interest rates ranging from 3.25% to 10.5%		5,396,662

	Total		$262,347,638
* Party-in-interest
Note: Investments are participant directed, therefore, cost information is not required.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

WEBSTER BANK
RETIREMENT SAVINGS PLAN

Date:	June 27, 2013	By:	/s/ Glenn I. MacInnes
Glenn I. MacInnes
Chair of the Retirement Plans Committee

Date:	June 27, 2013	By:	/s/ Gregory S. Madar
Gregory S. Madar
Member of the Retirement Plans Committee

Date:	June 27, 2013	By:	/s/ Bruce E. Wandelmaier
Bruce E. Wandelmaier
Member of the Retirement Plans Committee

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm